Professionally Managed Portfolios
Form N-SAR, Item #77K


                        CHANGE IN INDEPENDENT ACCOUNTANT

     Ernst & Young, LLP were previously the principal auditors for the Lighthouse Opportunity Fund. The decision to change auditors was resolved by the board of trustees in the meeting on November 18, 2002 and Tait, Weller & Baker were appointed principal auditors. Ernst & Young, LLP had served as principal auditors for each of the years ended August 31, 1996, through August 31, 2002. Additionally, the audit report of Ernst & Young, LLP on the financial statements of the Lighthouse Opportunity Funds that was issued for each of those periods were unqualified.